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Washington, D.C. 20549
Confidential Submission
Pursuant to Title I, Section 106 under the
Jumpstart Our Business Startups Act and
Section 24(b)(2) of the
Securities Exchange Act of 1934

Re:                                                                             Shake Shack Inc.

Confidential Submission of Draft Registration Statement on Form S-1

Ladies and Gentlemen:

On behalf of Shake Shack Inc., a Delaware corporation (the “Company”), and in connection with the confidential submission of its draft registration statement on Form S-1 (the “Registration Statement”) on the date hereof, we hereby confidentially submit the Registration Statement pursuant to Title I, Section 106 under the Jumpstart Our Business Startups Act (the “JOBS Act”) and Section 24(b)(2) of the Securities Exchange Act of 1934, as amended, for non-public review by the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) prior to the public filing of the Registration Statement.

Pursuant to Title 1, Section 101 of the JOBS Act, the Company is an “emerging growth company” that had total annual gross revenues of less than $1.0 billion during its most recently completed fiscal year ended December 25, 2013. Therefore, the Company is permitted to make this confidential submission of the Registration Statement for review by the Staff, provided that the Registration Statement and all amendments thereto shall be publicly filed with the Commission not later than 21 days before the date on which the Company conducts a “road show,” as such term is defined in Title 17, Section 230.433(h)(4) of the Code of Federal Regulations. In addition, as an “emerging growth company,” the Company has availed itself of the exemption from disclosing certain executive compensation information in the Registration Statement pursuant to Title 1, Section 102 of the JOBS Act.

Please direct all notices and communications with respect to this confidential submission to the following:

Gregory P. Rodgers, Esq.
Latham & Watkins LLP
885 Third Avenue
New York, NY 10022
Telephone: (212) 906-2918
Facsimile: (212) 751-4864

Please contact the undersigned at (212) 906-2918 or greg.rodgers@lw.com if you have any questions regarding the foregoing.

Very truly yours,

/s/ Gregory P. Rodgers

Gregory P. Rodgers
of LATHAM & WATKINS LLP

Enclosure(s)

cc:                                Randy Garutti, Shake Shack Inc.
Jeff Uttz, Shake Shack Inc.

Ronald Palmese, Jr., Esq., Shake Shack Inc.

Howard A. Sobel, Esq., Latham & Watkins LLP

Ryan K. deFord, Esq., Latham & Watkins LLP

Daniel J. Bursky, Esq., Fried, Frank, Harris, Shriver & Jacobson LLP

Andrew B. Barkan, Esq., Fried, Frank, Harris, Shriver & Jacobson LLP